82-1617

02 SEP 18 AM 11:57

Hysan 希慎 Development Co Ltd

02076175

SUPPL

INTERIM REPORT 2002

dlw
9/19

Contents

Mission [illegible]

Interim Statement 2002

- High occupancy (office: 95%; retail: 96%) amidst a generally soft market
- Re-launch of residential portfolio Bamboo Grove well received
- Investing for the future: decision made for major refurbishment of the retail podium of Caroline Centre
- Strong balance sheet: debt maturity profile lengthened and funding sources diversified

OVERVIEW

The first half of 2002 continued to be challenging, amidst a generally soft market. Despite this, overall occupancy levels throughout the Group's office and retail portfolios remained high (office: 95%; retail: 96%).

The completion of the major refurbishment programme of our residential Bamboo Grove project demonstrates the Group's long-term strategy to continually review the performance of our portfolio and enhance the same by selective refurbishment. The refurbished Bamboo Grove, re-launched during the review period, is being well received by the market.

The Group is committed to investing for the future. The decision has been made during the review period for a major refurbishment of the retail podium of Caroline Centre to further enhance its value and strengthen its positioning. The programme is expected to commence in early 2003.

RESULTS

Net profit for the six months ended 30 June 2002 was HK$294.2 million, which was 4.0%, or HK$12.3 million, lower than the first half of 2001. Earnings per share were correspondingly lower at HK28.52 cents against last year's HK29.73 cents.

Contributing to the net profit decrease was gross rental income falling by 10.3% as rental reversions remained negative and Bamboo Grove experienced higher vacancy as a result of the residential development's year-long refurbishment. Excluding Bamboo Grove, the rental fall year-on-year was 3.6%. The Group, however, was able to take advantage of the favourable interest rate environment and achieved reduction of net financing charges by 33.7% or HK$59 million.

DIVIDENDS

Your Directors have declared an interim dividend of HK10 cents per share (2001: HK10 cents). The dividend will be payable in cash with a scrip dividend alternative. Details on the payment of interim dividend including the scrip dividend arrangements are set out in "Shareholder Information" on the inside back cover.

PORTFOLIO ACTIVITY

Hong Kong

Office

The office leasing market remained soft. Pressure is particularly noted in localities where major new supplies are expected, in addition to surrendered space resulting from corporate downsizings. At the same time, better-quality buildings under single ownership remain better market-performers.

The Group's occupancy rate had held up well against this background, at 95%, although vacancy rose as a result of downsizings. Our strategy of continually anticipating and meeting the needs of our customers stood us in good stead and we enjoy excellent relationship with our tenants.

Retail

Our retail portfolio recorded a satisfactory occupancy rate of 96%. We are committed to building partnership relations with our tenants in achieving mutual benefits and long-term growth for both parties. Promotional and marketing activities were further strengthened.

The planned refurbishment programme of the retail podium of Caroline Centre (Group interests: 65.36%, Hang Seng Bank: 24.64%, Jebsen & Company: 10%) will include a re-design of the retail podium, to enhance shop front, internal finishes as well as layout. As a part of the feasibility studies, detailed customer-focused analysis for both shoppers and our retail tenants were carried out. The results of these have enabled us to produce an overall masterplan for the planned refurbishment, and will also help us to proactively manage the tenant mix within the centre.

Residential

The residential Bamboo Grove development has been much enhanced by the recent refurbishment programme. A new range of resident services has also been introduced. Leasing activities of the first available refurbished units are progressing well.

DEVELOPMENT PROPERTIES

The Grand Gateway commercial and residential complex in Puxi, Shanghai, where we have a 17% interest, has established itself as one of the most popular shopping centers in the Puxi area. The retail podium is virtually fully-let, with the residential tower recording 96% occupancy.

Pre-sales in our three joint-venture residential developments in Singapore, Sanctuary Green, The Gardens at Bishan (10% interest) and Amaryllis Ville project (25% interest) are in progress.

FINANCE

The Group continued to have a strong balance sheet and to adhere to a policy of prudent financial management. In February 2002, the Group launched the inaugural issue of US$200 million 7% 10-year Notes under the newly established medium term note programme. The net proceeds were used to help refinance the HK$2 billion Floating Rate Notes which matured in March 2002. This issuance significantly lengthened the Group's debt maturity profile and diversified funding sources. Accordingly, the sources of debt facilities from capital market issuances and bank loans changed to 34% and 66% respectively.

As of 30 June 2002, the Group's total debt was largely stable at HK$5,698 million (HK$5,628 million as of 31 December 2001) with a lengthened maturity profile. Of the total debts outstanding, 7% are repayable within the next year, 52% repayable within two to five years and the remaining 41% repayable after five years. All borrowings remained unsecured, 97% of which were on a committed basis. Net debt (gross borrowings less cash, cash equivalent and marketable securities at period-end market value) amounted to HK$4,726 million. As of 30 June 2002, shareholders' funds stood at HK$21,177 million (HK$21,267 million as at 31 December 2001) with lower investment securities valuation. The Group's financial position remains strong with net debt to shareholders' funds remaining modest at 22.3% (21.4% at 31 December 2001), and net interest expenses coverage ratio improving to 4.7 times as at 30 June 2002 (31 December 2001: 3.7 times) mainly due to substantially lower finance costs.

Currency and interest rate swaps were implemented to maintain minimal currency mismatches and reduce borrowing costs. The Group's foreign currency exposure mainly arises from the US$200 million Notes issued in February 2002, of which about 50% has already been hedged back into Hong Kong dollars. 87% of the Group's borrowings were at floating rates to take advantage of the declining interest rates during the period.

The lowering of the Group's credit rating, along with other Hong Kong property companies, to "BBB" (stable outlook) by Standard and Poor following its May 2002 negative review of the Hong Kong property sector has not affected to any material extent the strong financial position of the Group. Moody's Investor Services continues to maintain a higher rating of Baa1 for the Group.

The Group's major capital expenditures during the review period amounted to HK$154 million from yield-enhancing improvements to the Group's investment properties, principally being the Bamboo Grove refurbishment programme as financed by internal resources.

The current available banking facilities (as at 30 June 2002, the Group had HK$1,399 million in undrawn committed bank facilities) together with the medium term note programme in place and internal resources, should be sufficient to cover the Group's refinancing and capital expenditure needs over the next few years.

There was no change in the Group's contingent liabilities during the period.

OUR PEOPLE IN CONTEXT

It is important that any organization, particularly in a changing environment, has a combination of experience and skills. We welcomed Mr. Michael T. H. Lee, who was appointed Chief Operating Officer in June. We further broadened our skill base by appointing several new senior professionals.

We continue to develop our own people, a key element in our human resources strategy. Our property trainee programme, now in its third year, is designed to develop new graduate recruits through a structured programme of job rotation and project assignments. We recognize and respond positively to the unemployment problem that Hong Kong faces. We recruited new staff who completed training sponsored by the Employees Retraining Board and are encouraged by the progress.

OUTLOOK

The outlook for the Hong Kong economy for the second half of 2002 is likely to remain challenging. Despite this, we have a strong balance sheet and are committed to investing for the future to create long-term value for our shareholders.

Peter T. C. Lee
Chairman and Managing Director

Hong Kong, 29 August 2002

Condensed Consolidated Income Statement

For the six months ended 30 June 2002

	NOTES	Six months ended 30.6.2002 (unaudited) HK$'000	30.6.2001 (unaudited) HK$'000
Turnover	3	**621,307**	692,500
Property expenses		**(115,641)**	(99,612)
Cost of property sales		**(50)**	—
Gross profit		**505,616**	592,888
Other revenue		**12,153**	9,597
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**30**	—
Administrative expenses		**(31,577)**	(40,401)
Profit from operations	4	**486,222**	562,084
Finance costs	5	**(119,773)**	(177,680)
Share of results of associates		**(6)**	(107)
Profit before taxation		**366,443**	384,297
Taxation	6	**(44,715)**	(44,026)
Profit after taxation		**321,728**	340,271
Minority interests		**(27,557)**	(33,844)
Net profit for the period		**294,171**	306,427
Dividends	7	**103,355**	102,988
Earnings per share	8		
Basic		**HK28.52¢**	HK29.73¢
Diluted		**HK28.52¢**	HK29.71¢

Condensed Consolidated Balance Sheet

At 30 June 2002

	NOTES	30.6.2002 (unaudited) HK$'000	31.12.2001 (audited) HK$'000
Non-current assets			
Property, plant and equipment	9	50,871	50,158
Investment properties	9	26,788,717	26,638,500
Interests in associates		65,703	61,324
Investments in securities		1,649,495	1,754,059
Negative goodwill		(1,106)	(1,136)
Staff housing loans, secured - due after one year		20,318	20,936
		28,573,998	28,523,841
Current assets			
Cash and bank balances		5,195	457
Time deposits		24,342	26,612
Accounts receivable	10	5,911	9,459
Staff housing loans, secured - due within one year		1,213	2,764
Prepayments and deposits		34,932	59,459
		71,593	98,751
Current liabilities			
Long term bank loans - due within one year		389,200	139,837
Floating rate notes	11	—	1,999,547
Creditors and accruals	12	132,734	71,453
Rental deposits from tenants		230,374	248,911
Sales deposits		35	—
Taxation payable		110,558	100,673
Unclaimed dividends		3,795	2,137
		866,696	2,562,558
Net current liabilities		(795,103)	(2,463,807)
Total assets less current liabilities carried forward		27,778,895	26,060,034

	NOTES	30.6.2002 (unaudited) HK$'000	31.12.2001 (audited) HK$'000
Total assets less current liabilities brought forward		27,778,895	26,060,034
Non-current liabilities			
Advances from investees		51,676	52,571
Amounts due to minority shareholders		292,765	292,765
Fixed rate notes	13	1,550,427	—
Long term bank loans - due after one year		3,348,923	3,088,634
Floating rate notes	11	397,569	397,047
		5,641,360	3,831,017
NET ASSETS		22,137,535	22,229,017
MINORITY INTERESTS		960,205	962,092
		21,177,330	21,266,925
CAPITAL AND RESERVES			
Share capital		5,167,760	5,156,516
Accumulated profits		3,771,488	3,580,672
Other reserves		12,238,082	12,529,737
		21,177,330	21,266,925

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2002

	Six months ended 30.6.2002 (unaudited) HK$'000	Six months ended 30.6.2001 (unaudited) HK$'000	Year ended 31.12.2001 (audited) HK$'000
At beginning of the period / year	**21,266,925**	23,478,424	23,478,424
Issue of shares pursuant to scrip dividend scheme	**11,244**	25,232	40,080
Premium on issue of shares pursuant to scrip dividend scheme	**8,814**	25,887	30,847
Share issue expenses	—	(26)	(31)
Unrealised loss on investments in other securities	**(114,517)**	(104,020)	(566,708)
Shares repurchased and cancelled	—	(33,810)	(64,320)
Deficit on revaluation of investment properties	—	—	(1,972,248)
Deficit on revaluation of land and buildings	—	—	(2,823)
Deficit on revaluation of investment properties shared by minority shareholders	—	—	131,703
Reversal on disposal of an associate	—	—	13,869
Realisation on disposal of investment properties transferred to income statement	**(542)**	—	—
	(95,001)	(86,737)	(2,389,631)
Net profits for the period / year	**294,171**	306,427	600,343
Dividends paid during the period / year	**(288,765)**	(319,378)	(422,211)
At end of the period / year	**21,177,330**	23,378,736	21,266,925
Represented by:			
Balance after amount set aside for dividend	**21,073,975**	23,275,748	20,978,160
Amount set aside for dividend	**103,355**	102,988	288,765
	21,177,330	23,378,736	21,266,925

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2002

	Six months ended 30.6.2002 (unaudited) HK$'000	Six months ended 30.6.2001 (unaudited) (restated) HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	470,791	524,649
NET CASH OUTFLOW FROM INVESTING ACTIVITIES	(160,720)	(26,077)
NET CASH OUTFLOW FROM FINANCING	(307,602)	(520,854)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,469	(22,282)
CASH AND CASH EQUIVALENTS AT 1 JANUARY	27,069	51,555
CASH AND CASH EQUIVALENTS AT 30 JUNE	29,538	29,273
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	5,195	2,600
Time deposits	24,343	26,673
	29,538	29,273

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2001, except as described below.

In the current period, the Group has adopted, for the first time, the revised SSAP 15 "Cash Flow Statements" ("SSAP 15 (Revised)"). The revised SSAP has introduced revised disclosure requirements which have been adopted in these condensed financial statements. Comparative amounts for the prior period have been restated in order to achieve a consistent presentation.

Cash flow statements

In accordance with SSAP 15 (Revised), cash flows are classified under three headings: "cash flows from operating activities", "cash flows from investing activities" and "cash flows from financing activities". Interest and dividends, which were previously presented under a separate heading, should be classified on a consistent basis under either operating, investing or financing activities. Cash flows arising from taxes on income would typically be classified as operating activities, unless they can be separately identified with investing or financing activities.

In addition, cash equivalents are defined more restrictively as short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3. TURNOVER

	Six months ended	
	30.6.2002	30.6.2001
	HK$'000	HK$'000
Turnover comprises:		
Gross rental income from properties	**619,227**	690,439
Income from property sales	**800**	—
Management fee and services income	**1,280**	2,061
	621,307	692,500

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

4. PROFIT FROM OPERATIONS

	Six months ended	
	30.6.2002	30.6.2001
	HK$'000	HK$'000
Profit from operations has been arrived at after charging (crediting):		
Depreciation	**2,878**	3,031
Staff costs	**51,624**	48,598
Rental income arising from operating leases less out-goings	**(504,961)**	(591,985)
Dividends from		
- listed investments	**(749)**	(6,740)
- unlisted investments	**(7,367)**	—
Interest income	**(3,735)**	(2,646)
Gain on property sales	**(750)**	—

5. FINANCE COSTS

	Six months ended	
	30.6.2002	30.6.2001
	HK$'000	HK$'000
Interest on		
- bank loans, overdraft and other loans:		
wholly repayable within five years	**43,152**	100,412
not repayable within five years	**6,705**	—
- fixed rate notes	**45,497**	—
- floating rate notes	**18,756**	71,613
Amortisation of fixed rate notes and floating rate notes issue expenses	**1,386**	1,428
Bank charges	**4,237**	4,227
Medium Term Note Programme expenses	**40**	—
	119,773	177,680

6. TAXATION

The charge comprises Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the period.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is insignificant.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference for tax purposes.

7. DIVIDENDS

	Six months ended	
	30.6.2002	30.6.2001
	HK$'000	HK$'000
Interim dividend - HK$0.10 per share (2001: HK$0.10)	**103,355**	102,988

During the period, a dividend of HK$0.28 per share (2000: HK$0.31), which included scrip dividend alternatives offered to shareholders, was paid to shareholders as the final dividend for 2001. The scrip dividend alternatives were accepted by the shareholders as follows:

	HK$'000
Final dividend paid:	
Cash	268,707
Share alternative	20,058
	288,765

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.6.2002	30.6.2001
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share (net profit for the period)	**294,171**	306,427
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,031,527**	1,030,797
Effect of dilutive potential ordinary shares:		
Share options	**89**	735
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,031,616**	1,031,532

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

9. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

During the period, additions to the Group's property, plant and equipment and investment properties amounted to approximately HK$3,590,000 and HK$150,809,000, respectively (1.1.2001 to 31.12.2001: HK$2,378,000 and HK$178,098,000, respectively).

10. ACCOUNTS RECEIVABLE

Accounts receivables are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 30 June 2002 and 31 December 2001 were aged less than 90 days.

11. FLOATING RATE NOTES

	30.6.2002 HK$'000	31.12.2001 HK$'000
Floating rate notes	400,000	2,400,000
Less: Unamortised notes issue expenses	(2,431)	(3,406)
	397,569	2,396,594
Less: Amount due within one year shown under current liabilities	—	(1,999,547)
	397,569	397,047

HD Treasury (BVI) Limited and HD Finance (BVI) Limited, wholly-owned subsidiaries of the Company, issued HK$2,000 million and HK$400 million 5-year floating rate notes on 27 March 1997 and 3 November 1999, respectively. The notes are guaranteed as to principal and interest by the Company, bear interest at the rate of 0.565% and 1.25% over the 3-month HIBOR and are repayable in full in March 2002 and November 2004, respectively.

12. CREDITORS AND ACCRUALS

All of the trade payables of the Group as at 30 June 2002 and 31 December 2001 were aged less than 90 days.

13. FIXED RATE NOTES

	30.6.2002 HK$'000	31.12.2001 HK$'000
Fixed rate notes	1,559,895	—
Less: Unamortised notes issue expenses	(9,468)	—
	1,550,427	—

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued US$200 million 10-year fixed rate notes in February 2002. The notes are guaranteed as to principal and interest by the Company, bear interest at the rate of 7% per annum and are repayable in full in February 2012.

14. CONTINGENT LIABILITIES

There were no changes in contingent liabilities of the Group since last annual report.

15. CAPITAL COMMITMENTS

At the balance sheet date, there were capital commitments as follows:

	THE GROUP	
	30.6.2002 HK$(Million)	31.12.2001 HK$(Million)
Uncalled share of shareholders' loan for property development projects	12.9	20.2
Contracted for but not provided in the financial statements:		
- Acquisition of investment properties	—	18.5
- Building refurbishment	131.5	52.4
- Property, plant and equipment	0.4	-

The Group has also participated in two other property development projects in Singapore with 10% interest in each project. The Group has undertaken, in the agreed proportion, to meet all funding requirements necessary for these property developments by way of subscription to share capital, shareholders' loans or otherwise. At 30 June 2002, based on the pre-sale progress of these two properties, the Group's maximum funding requirements for these two projects of approximately HK$88 million (31.12.2001: HK$88 million) is expected not to be required.

16. RELATED PARTY TRANSACTIONS

During the period, the Group had the following transactions with related parties:

	Notes	Substantial shareholder 1.1.2002 to 30.6.2002 HK$'000	Substantial shareholder 1.1.2001 to 30.6.2001 HK$'000	Directors 1.1.2002 to 30.6.2002 HK$'000	Directors 1.1.2001 to 30.6.2001 HK$'000
Repair and maintenance expenses paid to	(a)	—	—	9,923	10,319
Gross rental income from	(b)	3,189	3,054	18,328	28,120
Construction cost paid during the period for investment properties completed in previous years		—	—	—	179

At the balance sheet date, the Group had the following balances with related parties:

	Note	Substantial shareholder 30.6.2002 HK$'000	Substantial shareholder 30.6.2001 HK$'000	Directors 30.6.2002 HK$'000	Directors 30.6.2001 HK$'000
Amount due to a minority shareholder	(c)	—	—	84,486	84,486

(a) Such expenses were incurred in connection with the repair and maintenance charges for lift, electrical installation and gondola services:

(i) In relation to the lift and electrical installation services, F. K. Hu (and his alternate, Raymond L. M. Hu) are directors of Ryoden Lift Services Limited ("RLS") and Ryoden Engineering Contracting Company Limited ("REC") and have indirect equity interests in RLS and REC. RLS and REC entered into a number of lift maintenance contracts and electrical installation maintenance and repair contracts respectively with a subsidiary of the Company.

(ii) In relation to the gondola maintenance services, Hans Michael Jebsen is a director and shareholder of Jebsen and Company Limited which entered into a number of gondola maintenance contracts with a subsidiary of the Company.

These transactions were carried out in the normal course of business and the fees were determined with reference to market rates.

(b) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying period. The leases were entered into in the normal course of business and the rentals were determined with reference to market rates.

(c) The amount due to minority shareholder is unsecured, interest free and is not repayable within one year.

Independent Review Report

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE BOARD OF DIRECTORS OF
HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 5 to 17.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2002.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 29 August 2002

Additional Information

CORPORATE GOVERNANCE

The Company is committed to a high standard of corporate governance. This section describes how the principles of corporate governance are applied to the Company and the Company's compliance with the Code of Best Practice (the "Code of Best Practice") as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited.

Statement of Compliance with the Code of Best Practice

The Company has complied throughout the review period with the Code of Best Practice.

Board Effectiveness

As at 30 June 2002, the Board comprises thirteen (13) directors, headed by Peter T. C. Lee (Chairman and Managing Director). Sir David Akers-Jones serves as (independent) non-executive Deputy Chairman. There is a majority of non-executive Directors on the Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

The executive Board was further strengthened by the appointment of Michael T. H. Lee as Chief Operating Officer effective 10 June 2002, responsible for the day-to-day management and co-ordination of the overall development of the Company. The Chairman and Managing Director will continue to have overall responsibility for strategic planning of the Group and developments generally.

The Board meets at least quarterly, reviewing trading performance, ensuring adequate funding and monitoring strategy. An important element of the Board's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. At least quarterly, Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions.

The Board has delegated certain responsibilities to Board Committees, which operate within defined terms of reference. A 100% of non-executive membership of the principal corporate governance committees (Audit and Emoluments Review), with a majority of independent non-executive Directors, is retained. During the year, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

All Directors have access to the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters.

The Audit Committee which is chaired by Sir David Akers-Jones, its other current members being Per Jorgensen and Chien Lee, meets not less than twice per annum. The Committee provides a forum of reporting by the Group's external auditors. Meetings are also attended, by invitation, by the Chief Operating Officer and the Chief Financial Officer.

The Audit Committee receives reports from and consults with external auditors. It reviews the interim and annual results, considers any matters raised by the external auditors, and reports thereon to the Board. It also monitors the controls which are in force to ensure the integrity of information reported to the shareholders, and oversees compliance generally.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2002, the interests of the Directors and Alternate Directors in the ordinary shares of the Company, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

	No. of shares held				
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Peter Ting Chang Lee	2,000,000	—	4,020,014 *(Note 1)*	—	6,020,014
Fa-kuang Hu	—	—	255,012 *(Note 2)*	—	255,012
Hans Michael Jebsen	60,000	—	2,432,914 *(Note 1)*	—	2,492,914
Per Jorgensen	6,678	—	—	—	6,678
Chien Lee	970,000	—	4,020,014 *(Note 1)*	3,750,000 *(Note 3)*	8,740,014
Michael Tze Hau Lee	1,023,233	—	—	—	1,023,233
Deanna Ruth Tak Yung Rudgard	1,871,600	—	—	—	1,871,600
Pauline Wah Ling Yu Wong	254,000	—	—	—	254,000
Michael Chi Kung Moy	—	131,565 *(Note 4)*	—	—	131,565
Geoffrey Meou-tsen Yeh	249,619	—	1,000 *(Note 1)*	—	250,619
V-nee Yeh (Alternate to Geoffrey Meou-tsen Yeh)	43,259	—	84,575 *(Note 1)*	—	127,834

Notes:

(1) Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings.

(2) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interests in all these shares.

(3) Such shares were held through a discretionary trust of which Chien Lee was a beneficiary.

(4) These shares were held by the wife of Michael Chi Kung Moy who was therefore deemed to have interest in them.

As at 30 June 2002, certain Directors had personal interests in options to subscribe for ordinary shares in the Company granted under the Company's Executive Share Option Scheme, details of which are set out below under "Executive Share Options".

Apart from the above, as at 30 June 2002, there was no other interests or rights recorded in the register required to be kept under Section 29 of the SDI Ordinance.

EXECUTIVE SHARE OPTIONS

The Company operates an Executive Share Option Scheme (the "Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Scheme has a term of ten years. The maximum number of shares in respect of which options may be granted under the Scheme (together with shares issued and issuable under the Scheme) is three percent (3%) of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time.

As at 30 June 2002, Scheme participants were executive Directors of the Company with shares issuable under options granted representing less than 0.4% of the then issued share capital of the Company. Options expiring, granted and outstanding to them are as follows:

			Changes During the Period			Options as at 30/6/2002		
	Opening Balance as at 1/1/2002	Date of Grant	Lapsed	Granted	Exercised	Closing Balance	Exercise price *(HK$)*	Exercisable period
Peter Ting Chang Lee	1,350,000	7/1/99	NIL	NIL	NIL	1,350,000	9.22	7/1/01-6/1/09
Pauline Wah Ling Yu Wong	900,000	3/5/95	NIL	NIL	NIL	900,000	13.46	3/5/97-2/5/05
Michael Chi Kung Moy	1,200,000	23/12/99	NIL	NIL	NIL	1,200,000	7.54	23/12/01-22/12/09

All options referred to above are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

During the review period, no options were granted to or were exercised by Directors.

Apart from the Scheme, at no time during the review period was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

The power of grant to executive Directors is vested in the Emoluments Review Committee and otherwise pursuant to Listing Rules requirements.

SUBSTANTIAL SHAREHOLDER

The register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that as at 30 June 2002, the Company has been notified of the following interests, being ten per cent (10%) or more of the Company's issued share capital:

	No. of shares
Lee Hysan Estate Company, Limited and certain of its subsidiaries	429,046,912

These interests are in addition to those disclosed above in respect of the Directors.

PURCHASES, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

HUMAN RESOURCES PRACTICES

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The Group's human resources practices are aligned with our corporate objective so as to maximize shareholder value and achieve growth. During the review period, the Group continued to strengthen our performance measurement system, invested in training and fostered our team spirit. All these are towards maximizing our efficiency to deliver shareholder value. As at 30 June 2002, the total number of employees was 523.

Corporate Information

DIRECTORS AND OFFICERS

Directors

Peter Ting Chang LEE *(I)*
Chairman and Managing Director

Sir David AKERS-JONES * *(A, E)*
Independent Non-Executive Deputy Chairman

Victor Kwok King FUNG * *(I)*
Independent Non-Executive Director

Fa-kuang HU * *(E)*

Hans Michael JEBSEN * *(I)*

Per JORGENSEN * *(A)*
Independent Non-Executive Director

Anthony Hsien Pin LEE * *(I)*

Chien LEE * *(A)*

Michael Tze Hau LEE *(I)*
Chief Operating Officer and Director

Michael Chi Kung MOY
Chief Financial Officer and Director

Deanna Ruth Tak Yung RUDGARD *

Pauline Wah Ling YU WONG
Director, Property

Geoffrey Meou-tsen YEH * *(E)*
Independent Non-Executive Director

** Non-executive Director*
(A) Audit Committee
(E) Emoluments Review Committee
(I) Investment Committee

Secretary

Wendy Wen Yee YUNG

Senior Management

Mark Sun Wa CHIM, General Manager, Office Leasing
Alex Chun Wan LUI, Senior Advisor, Urban Design & Architectural Services
Ben Sau Shun LUI, General Manager, Project and Technical Services
Lora Wing Sze LUKE, General Manager, Retail Leasing
Deric PROBST-WALLACE, General Manager, Property Services

ADVISERS

Auditors

Deloitte Touche Tohmatsu

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited

Share Registrars and Transfer Office

Standard Registrars Limited
5/F., Wing On Centre
111 Connaught Road Central
Hong Kong

Registered Office

49/F., Manulife Plaza,
The Lee Gardens
33 Hysan Avenue
Hong Kong

Notes

Shareholder Information

FINANCIAL CALENDAR

Announcement of interim results	29 August 2002
Ex-dividend date for interim dividend	12 September 2002
Share register closed	16 to 18 September 2002
Record date for interim dividend	18 September 2002
Despatch of scrip dividend circular and election form	(on or about) 25 September 2002
Despatch of interim dividend warrants / definitive share certificates	(on or about) 21 October 2002

DIVIDEND

The Board recommends the payment of an interim dividend of HK10 cents per share. The dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at 18 September 2002. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about 25 September 2002. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before 15 October 2002.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about 21 October 2002.

The share register will be closed from 16 September to 18 September 2002, both dates inclusive. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on 13 September 2002.

SHAREHOLDERS SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:-

Standard Registrars Limited
5/F., Wing on Centre
111 Connaught Road Central
Hong Kong
Telephone: (852) 2528 4511
Facsimile : (852) 2528 3158

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

INVESTORS RELATIONS

For enquiries relating to investors relations, please email to investor@hysan.com.hk or write to :-

Investors Relations
Hysan Development Company Limited
49/F., Manulife Plaza
The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

Press releases and other information of the Group can be found at our internet website at "**www.hysan.com.hk**"

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

www.hysan.com.hk